UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CREATIVE REALITIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22530J101
(CUSIP Number)

November 19, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Cheswold (Horton), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 390,715
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 390,715
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,715
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Next Egg Investments (NFF), LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 195,358
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 195,358
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,358
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Spring Creek Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 586,073
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 586,073
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,073
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Spring Creek Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 195,358
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 195,358
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,358
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Spring Creek Investments GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 195,358
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 195,358
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,358
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 22530J101	13G

1.	NAMES OF REPORTING PERSONS Jin Park
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 586,073
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 586,073
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,073
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Creative Realities, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13100 Magisterial Drive, Suite 100
Louisville, KY 40223

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is filed by each of (i) Cheswold (Horton), LLC, a Delaware limited liability company (“Cheswold”), (ii) Next Egg Investments (NFF), LP, a Delaware limited partnership (“NFF”), (iii) Spring Creek Investment Management, LLC, a Delaware limited liability company, (iv) Spring Creek Investments, LP, a Delaware limited partnership, (v) Spring Creek Investments GP, LLC, a Delaware limited liability company, and (vi) Jin Park, a United States citizen (each person or entity listed in clauses (i)-(vi), a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Spring Creek Investment Management, LLC, 1717 Arch Street, Suite 4050, Philadelphia, PA 19103.

Spring Creek Investment Management, LLC is the manager of Cheswold and the investment manager of NFF.  Spring Creek Investments, LP is the general partner of NFF.  Spring Creek Investments GP, LLC is the general partner of Spring Creek Investments, LP.  Jin Park is the sole member of each of Spring Creek Investment Management, LLC and Spring Creek Investments GP, LLC.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Cheswold or NFF to the extent they directly hold shares of Common Stock (as defined below)) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

22530J101

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:

Due to the Ownership Limitation (as defined below), each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

Cheswold directly holds 390,715 shares of Common Stock.  NFF directly holds 195,358 shares of Common Stock.

Additionally, Cheswold directly holds warrants issued by the Issuer (collectively, the “Warrants”) exercisable for 229,667 shares of Common Stock, and NFF directly holds Warrants exercisable for 114,834 shares of Common Stock.  Due to the Ownership Limitation, the Reporting Persons disclaim beneficial ownership over the shares underlying the Warrants held by each of Cheswold and NFF.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”).  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such exercise would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).

(b)	Percent of class:

Due to the Ownership Limitation, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person’s cover page.

Calculations of the percentage of Common Stock beneficially owned were determined based on 9,705,568 shares of Common Stock outstanding, based on information provided by the Issuer.

(c)
Number of Shares as to which the person has:

  (i) Sole power to vote or to direct the vote:
See each cover page hereof.

  (ii) Shared power to vote or to direct the vote:
See each cover page hereof.

  (iii) Sole power to dispose or to direct the disposition of:
See each cover page hereof.

  (iv) Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

CHESWOLD (HORTON), LLC
By: Spring Creek Investment Management, LLC, its manager

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

NEXT EGG INVESTMENTS (NFF), LP
By: Spring Creek Investments, LP, its general partner
By: Spring Creek Investments GP, LLC, its general partner

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

SPRING CREEK INVESTMENT MANAGEMENT, LLC

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

SPRING CREEK INVESTMENTS, LP
By: Spring Creek Investments GP, LLC, its general partner

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

SPRING CREEK INVESTMENTS GP, LLC

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

/s/ Jin Park
Jin Park

[Creative Realities, Inc. - Schedule 13G]

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of November 29, 2018, among the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Creative Realities, Inc., a Minnesota corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated as of November 29, 2018
CHESWOLD (HORTON), LLC
By: Spring Creek Investment Management, LLC, its manager

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

NEXT EGG INVESTMENTS (NFF), LP
By: Spring Creek Investments, LP, its general partner
By: Spring Creek Investments GP, LLC, its general partner

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

SPRING CREEK INVESTMENT MANAGEMENT, LLC

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

SPRING CREEK INVESTMENTS, LP
By: Spring Creek Investments GP, LLC, its general partner

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

[Creative Realities, Inc. - Joint Filing Agreement]

SPRING CREEK INVESTMENTS GP, LLC

By: /s/ Jin Park
Name: Jin Park
Title:   Manager

/s/ Jin Park
Jin Park

[Creative Realities, Inc. - Joint Filing Agreement]